United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: Macquarie Infrastructure Corp

2.	Name of person relying on exemption: Moab Capital Partners LLC

3.	Address of person relying on exemption: 152 West 57th Street Suite 920 New York, New York 10019

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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On April 17, 2018, Moab Capital Partners, LLC ("Moab Capital") delivered a letter to the board of directors of Macquarie Infrastructure Corp. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 17, 2018, Moab Capital issued the following press release:

Moab Capital Urges Macquarie Infrastructure Corp. Shareholders to Vote Against the Re-Election of the Board at the Upcoming Annual Meeting

Seeks to Hold All Current MIC Board Members Accountable for the Material Misrepresentations and Lack of Transparency That Have Led to Drastic Shareholder Value Destruction and Share Price Decline

Believes a Reconstituted Board Is Required to Ensure the Best Interests of Shareholders Are Paramount, to Properly Investigate Apparent Management Misrepresentations and to Maximize Shareholder Value

Calls for a Strategic Review, Which Moab Says Should Include Termination of the Costly Management Services Agreement, Spinoff of Assets or a Sale of the Company

NEW YORK, April 17, 2018 /PRNewswire/ -- Moab Capital Partners, LLC ("Moab Capital") announced today that it has delivered a letter to the board of directors (the "Board") of Macquarie Infrastructure Corp. ("MIC" or, the "Company") (NYSE: MIC) calling for an immediate reconstitution of the Board and urging shareholders to vote against all six current members of the Board standing for re-election at the May 16, 2018 Annual Meeting. Moab Capital and related entities manage investment funds that beneficially own approximately 1% of MIC's outstanding shares, and have been shareholders of MIC since 2011. The full text of Moab Capital's letter can be viewed at the following link:

https://mma.prnewswire.com/media/677867/Moab_Letter_to_MIC_Board_04_17_2018.pdf

Moab Capital has retained Olshan Frome Wolosky LLP as its advisor in connection with its efforts to hold the existing Board accountable and protect the best interests of MIC shareholders.

About Moab Capital Partners, LLC

Moab Capital is an SEC-registered independent investment advisor founded in 2006 and is located in New York, NY.

Investor contact:

Michael Rothenberg

Managing Member

Moab Capital Partners, LLC

212-981-2647

mr@moabpartners.com

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Moab Capital Partners, LLC ("Moab Capital") is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Moab Capital and its affiliates.

PLEASE NOTE: Moab Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.